The information being filed is as of 12/31/2002.

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2002


                      FORM U-12(I)-B (THREE-YEAR STATEMENT)


  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
     1935 by a Person Regularly Employed or Retained by a Registered Holding
        Company or a Subsidiary Thereof and Whose Employment Contemplates
                Only Routine Expenses as Specified in Rule 71(b)


         1.  Name and business address of person filing statement.

             Michael D. Garrett
             Georgia Power Company (effective 1/1/04)
             241 Ralph McGill Blvd, Bin 10240
             Atlanta, Ga   30308

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

            None

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

            Southern Company and all its subsidiaries.

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

            The undersigned is President and Chief Executive Officer of Mississippi Power Company. He files this statement on behalf of said Company or any affiliated company before the Securities and Exchange Commission or Federal Energy Regulatory Commission or any member, officer or employee of such commissions or before any member or committee of Congress, which may include, among other things, proceedings in connection with the Public Utility Holding Company and Federal Energy Regulatory Commission Acts or in connection with legislation.

         5. (a) Compensation received during the prior reporting period and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)


                    Salary or other
                     compensations
Name of        received          to be           Person or company from
recipient                       received         whom received or to be received
                 (a)              (b)

Michael D.
Garrett      $2,560,486.35  to be included       Mississippi Power Company and
                            in supplementary     Alabama Power Company
                            statement

            (b) Basis for compensation if other than salary. N/A

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

            (a) Total amount of routine expenses charged to client: $ -0-

            (b) Itemized list of all other expenses: None



   1/26/04                                          /S/ Michael D. Garrett
   (Date)                                                  (Signed)